UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
May 31, 2018

ORRSTOWN FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	001-34292	23-2530374
(State or other jurisdiction of incorporation)	(SEC File Number)	(IRS Employer Identification No.)

77 East King Street, P.O. Box 250, Shippensburg, Pennsylvania	17257
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	717 532-6114

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01     Entry into a Material Definitive Agreement

Merger Agreement

On May 31, 2018, Orrstown Financial Services, Inc. (“Orrstown”), the holding company for Orrstown Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mercersburg Financial Corporation (“Mercersburg”), the holding company for First Community Bank of Mercersburg, pursuant to which Mercersburg will merge with and into Orrstown, the separate corporate existence of Mercersburg will thereupon cease, and Orrstown will continue as the surviving corporation (the “Merger”).
Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, no par value per share, of Mercersburg (“Mercersburg Common Stock”) will be converted into the right to receive at the election of the holder thereof either (1) $40.00 in cash, without interest, or (2) 1.5291 shares of common stock, no par value per share, of Orrstown (“Orrstown Common Stock”), subject to proration to ensure that in the aggregate 85% of Mercersburg Common Stock will be converted to Orrstown Common Stock and the remaining 15% of Mercersburg Common Stock will be converted to cash.
  In connection with the Merger, one Mercersburg director will be appointed to the Board of Directors of both Orrstown and Orrstown Bank at the Effective Time of the Merger.
The Merger Agreement provides each of Mercersburg and Orrstown with specified termination rights. If the Merger is not consummated under specified circumstances, including if Mercersburg terminates the Merger Agreement for a Superior Proposal (as defined in the Merger Agreement), Mercersburg has agreed to pay Orrstown a termination fee of $1,250,000.
The transaction is intended to qualify as a reorganization for federal income tax purposes and, as a result, the receipt of Orrstown Common Stock is intended to be tax-free. The consummation of the Merger is subject to customary closing conditions, including the receipt of regulatory approvals and approval by Mercersburg shareholders owning at least 60% of the shares of Mercersburg common stock outstanding. The Merger is currently expected to be completed in the fourth quarter of 2018.
The Merger Agreement has been unanimously approved by the Boards of Directors of each of Mercersburg and Orrstown.
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.
The Merger Agreement contains usual and customary representations and warranties that Orrstown and Mercersburg made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement between Orrstown and Mercersburg and may be subject to important qualifications and limitations agreed to by Orrstown and Mercersburg in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between Orrstown and Mercersburg rather than establishing matters as facts.
Voting Agreements
Simultaneously with the execution of the Merger Agreement, the members of Mercersburg’s Board of Directors and certain executive officers of Mercersburg have entered into voting agreements with Orrstown (collectively, the “Voting Agreements”) pursuant to which such individuals have agreed, among other things, to vote their respective shares of Mercersburg common stock in favor of the approval of the Merger Agreement at a special meeting of Mercersburg’s shareholders to be held for the purpose of approving the Merger Agreement.
The persons signing the Voting Agreements currently beneficially own an aggregate of approximately 5% of the outstanding Mercersburg common stock. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Employment Agreement and Change In Control Agreement
Upon execution of the Merger Agreement, Orrstown and Orrstown Bank entered into an Employment Agreement (the “Employment Agreement”) and a Change in Control Agreement (the “Change in Control Agreement”), in each case with Robert J. Fignar, President and Chief Executive Officer of Mercersburg (the “Executive”), to be effective as of the closing date of the Merger.
The Employment Agreement provides that the Executive shall serve as the Market President for the Southern Region, defined as Franklin and Perry counties in Pennsylvania and Washington County, Maryland, of Orrstown Bank. During the term of the Employment Agreement, the Executive’s minimum annual base salary will be $230,000.  The Employment Agreement provides for a term of four years, plus an automatic extension of such term for an additional year, unless the executive is given at least sixty days’ notice of non-renewal. If the Executive is still employed upon attaining age 65, the Executive may provide notice of retirement in which event the Executive will receive salary continuation for a period of six months plus payment of 150% of the premium cost to maintain the Executive’s group life insurance benefit for a period of three years. Such retirement may be delayed, upon request of the Executive and approval of the Board of Directors, in one year increments.
In the event that the Executive’s employment is terminated on or prior to the second anniversary of the closing date of the Merger by Orrstown or Orrstown Bank without

“Cause” (as defined in the Employment Agreement) or by the Executive for any reason, then the Executive will be paid severance equal to 2.99 times the sum of (1) his highest annual base salary during the three calendar years immediately preceding the closing date of the Merger and (2) the highest cash bonus and other cash incentive compensation earned by him with respect to one of the three calendar years immediately preceding the closing date of the Merger. The Executive would also be entitled to continue to participate in employee benefit plans for three years or receive a cash contribution in lieu thereof.
In the event that the Executive’s employment is terminated after the second anniversary of the closing date of the Merger by Orrstown or Orrstown Bank without Cause, or by Executive for “Good Reason” (as defined in the Employment Agreement), then the Executive will be paid severance equal to his base salary plus the average cash bonus amount received during the past three years for a period equal to the greater of (1) the remaining term of the agreement or (2) six months. The Executive would also be entitled to continue to participate in employee benefit plans for six months or receive a cash contribution in lieu thereof.
The Change in Control Agreement becomes effective after the second anniversary of the closing date of the Merger and provides that Orrstown and Orrstown Bank are to pay to the Executive the specified amounts of cash compensation and provide the specified health and welfare benefits in the event that the Executive’s employment is terminated by Orrstown or Orrstown Bank or any successor, without Cause, within the 90 day period immediately preceding, or the two years following, the occurrence of a “Change in Control” (as defined in the Employment Agreement) or if such termination is initiated by the Executive for any reason within six months following a Change in Control.
Upon a termination pursuant to a Change in Control occurring after the second anniversary of the closing date of the Merger, Orrstown and Orrstown Bank or any successor are obligated to pay to the Executive cash compensation in an amount equal to 2.99 times the sum of (1) his annual base salary immediately prior to the change in control and (2) his highest annual cash bonus and other annual incentive cash compensation awarded over the past three years. The Executive will also receive (A) an amount equal to any unvested employer contribution to the Executive’s 401(k), profit sharing, deferred compensation or other similar individual account plan plus an amount sufficient to pay federal, state and local income taxes on such unvested employer contributions and (B) up to $10,000 for outplacement services in which a cash bonus or other incentive compensation was awarded. Payment of this cash compensation is to be made in a single lump sum within thirty five days after the termination of employment.  The Change in Control Agreement further provides that, upon a Change in Control, if the plans governing the vesting and exercise rights of stock options, shares of restricted stock and other equity-based compensation units are silent on the subject of Change in Control, all such options, shares and units shall immediately become vested and exercisable as to all or part of the shares and rights covered thereby. In addition, Orrstown and Orrstown Bank or any successor are obligated to provide to the Executive for a two year term the life, disability, medical/health insurance and other health and welfare benefits in effect with respect to the Executive immediately prior to the termination pursuant to the Change in Control. The Executive, however, will continue to be responsible for the costs of such benefits to the same extent as other similarly situated active employees of Orrstown Bank and the Executive’s spouse and/or eligible dependents will continue to be covered on the same terms that they were covered prior to the termination of employment.
The Change in Control Agreement provides that in the event any benefit or payment from Orrstown to the Executive shall be deemed to be an “Excess Parachute Payment”, as defined in Section 280G(b)(1) of the Internal Revenue Code of 1986, as amended, then the aggregate present value of amounts or benefits payable to the Executive shall be reduced to the greater of (1) the highest aggregate present value of the amount due under the agreement that can be made without causing any payments or benefits to be an Excess Parachute Payment or (2) the largest portion of the amount due under the agreement that after taking into account all applicable state and federal taxes, including any taxes payable pursuant to Section 4999 of the Internal Revenue Code, results in a greater after-tax benefit to the Executive than the after-tax benefit to the Executive calculated under (1) above.
Pursuant to the Employment Agreement and Change In Control Agreement, the Executive has agreed, for a one year period following termination of employment, not to directly or indirectly engage in business competition with Orrstown or Orrstown Bank with respect to its services, products, processes, customers, methods of doing business and similar matters (1) within a 35 mile radius from any Mercersburg banking office if the Executive’s employment is terminated on or prior to the second anniversary of the closing date of the Merger and (2) within a 75 mile radius of Orrstown’s then current headquarters if the Executive’s employment is terminated after the second anniversary of the closing date of the Merger.  In addition, during the employment period and for one year thereafter, the Executive will not solicit or attempt to solicit, divert or appeal to any employees, customers, clients or referral sources of Orrstown, Orrstown Bank or any of their respective subsidiaries.
The foregoing descriptions of the Employment Agreement and Change in Control Agreement do not purport to be complete and are qualified in their entirety by reference to the Employment Agreement and the Change in Control Agreement, copies of which are filed as Exhibit 10.2 and Exhibit 10.3, respectively, to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the Merger, Orrstown will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Mercersburg and a prospectus of Orrstown, as well as other relevant documents concerning the Merger. Investors and shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Orrstown and Mercersburg, when they become available, may be obtained at the SEC’s Internet site (www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, free of charge, from Orrstown’s website at www.orrstown.com or by contacting Orrstown’s Chief Financial Officer, David P. Boyle, at (717) 530-2294, or by contacting Mercersburg’s President and Chief Executive Officer, Robert J. Fignar, at (717) 328-3121.
FORWARD-LOOKING STATEMENTS
This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Orrstown’s management with respect to, among other things, future events and Orrstown’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Orrstown’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Orrstown’s control. Accordingly, Orrstown cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict.  Although Orrstown believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. The following factors, among others listed in Orrstown’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, could cause the actual results of Orrstown’s operations to differ materially from expectations: failure to obtain the approval of the shareholders of Mercersburg in connection with the proposed acquisition; the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; the parties’ ability to successfully integrate operations in the proposed acquisition; the effect of the announcement of the proposed acquisition on the ability of Mercersburg to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. The foregoing list of factors is not exhaustive.
If one or more events related to these or other risks or uncertainties materialize, or if Orrstown’s underlying assumptions prove to be incorrect, actual results may differ materially from what Orrstown anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Orrstown does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for Orrstown to predict those events or how they may affect it. In addition, Orrstown cannot assess the impact of each factor on Orrstown’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Orrstown or persons acting on Orrstown’s behalf may issue.
Item 7.01    Regulation FD Disclosure
An Investor Presentation containing additional information regarding the Merger is included in this report as Exhibit 99.1 and is furnished herewith, and shall not be deemed “filed” for any purpose.
Item 8.01.    Other Events
On May 31, 2018, Orrstown and Mercersburg issued a joint press release announcing that they had entered into the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.2 to this Current Report on Form 8-K.

Item 9.01    Financial Statements and Exhibits.

(d)    Exhibits

Exhibit 2.1	Agreement and Plan of Merger dated as of May 31, 2018 by and between Orrstown Financial Services, Inc. and Mercersburg Financial Corporation*

Exhibit 10.1	Form of Voting Agreement

Exhibit 10.2	Employment Agreement by and among Orrstown Financial Services, Inc., Orrstown Bank and Robert J. Fignar dated May 31, 2018

Exhibit 10.3	Change in Control Agreement by and among Orrstown Financial Services, Inc., Orrstown Bank and Robert J. Fignar dated May 31, 2018

Exhibit 99.1	Investor Presentation

Exhibit 99.2	Joint Press Release dated May 31, 2018

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Mercersburg hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that Mercersburg may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORRSTOWN FINANCIAL SERVICES, INC.
	By:	/s/ David P. Boyle
Date: May 31, 2018		David P. Boyle Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

Exhibit 2.1	Agreement and Plan of Merger dated as of May 31, 2018 by and between Orrstown Financial Services, Inc. and Mercersburg Financial Corporation*

Exhibit 10.1	Form of Voting Agreement

Exhibit 10.2	Employment Agreement by and among Orrstown Financial Services, Inc., Orrstown Bank and Robert J. Fignar dated May 31, 2018

Exhibit 10.3	Change in Control Agreement by and among Orrstown Financial Services, Inc., Orrstown Bank and Robert J. Fignar dated May 31, 2018

Exhibit 99.1	Investor Presentation

Exhibit 99.2	Joint Press Release dated May 31, 2018

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Mercersburg hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that Mercersburg may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.